UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)

LecTec Corporation
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

523251 10 6
(CUSIP Number)

Ramanathan Periakaruppan
25 Santhai nagappa Road, ARIMALAM-622201
Pudukkottai Dist
Tamil Nadu, India

Copy to:
Timothy S. Hearn
Dorsey & Whitney LLP
50 South Sixth Street, Suite 1500
Minneapolis, MN  55402

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP NO: 523251 10 6	Page 2 of 5

CUSIP No.  523251 10 6

1.	Names of reporting persons:

I.R.S. Identification Nos. of above persons (entities only):

Ramanathan Periakaruppan

2.	Check the appropriate box if a member of a group:

(a)    ☐
(b)    ☐

3.	SEC use only:

4.	Source of funds: PF

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or place of organization: USA

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power:	90,120

8.	Shared voting power:	109,163

9.	Sole dispositive power:	144,702

10.	Shared dispositive power:	54,581

11.	Aggregate amount beneficially owned by each reporting person: 219,363 (1)

12.	Check if the aggregate amount in Row (11) excludes certain shares ☐

13.	Percent of class represented by amount in Row (11): 5.1% (2)

14.	Type of reporting person: IN

(1) Includes 20,080 shares held by the Reporting Person’s spouse, which may be deemed to be beneficially owned by the Reporting Person.

(2) Based on 4,290,026 shares outstanding as of November 16, 2009, as reported on the Form 10-Q filed by the Issuer on November 16, 2009.

CUSIP NO: 523251 10 6	Page 3 of 5

Item 1.	Security and Issuer:

This statement relates to the shares of Common Stock, $0.01 par value per share (the “Shares”) of LecTec Corporation, a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 1407 South Kings Highway, Texarkana, TX  75501.

Item 2.	Identity and Background:

(a), (b) and (c)      This statement is filed on behalf of Ramanathan Periakaruppan (the “Reporting Person”), whose principal address is 25 Santhai nagappa Road, ARIMALAM-622201, Pudukkottai Dist., Tamil Nadu, India.  The Reporting Person is a retiree, with no principal occupation.

(d)           During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           The Reporting Persons has, during the last five years, not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of USA.

Item 3.	Source and Amount of Funds or Other Consideration:

Funds used for the purchase of the Shares reported herein were derived from the personal funds of the Reporting Person and were acquired through open-market purchases made with such personal funds, each at market price at the time of purchase from May 2002 to November 2009.  No funds were borrowed in order to acquire the shares.

Item 4.	Purpose of Transaction:

The shares were purchased for investment purposes.  The Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, namely:

(a)	the acquisition of additional securities of the Issuer, or the disposition of securities of the issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(c)	a sale or transfer of a material amount of assets of the Issuer;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

CUSIP NO: 523251 10 6	Page 4 of 5

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

 The Reporting Person intends to review his investment in the Issuer on a continuing basis and reserves the right to acquire additional securities of the Issuer or formulate plans or proposals regarding the Issuer or its securities, to the extend deemed advisable by the Reporting Person in light of his investment policies, market conditions or other factors.

Item 5.	Interest in Securities of the Issuer:

(a)-(b)    As of November 2009, the Reporting Person beneficially owned 219,363 shares of the issuer’s Common Stock, representing approximately 5.1% of the outstanding common stock.  Of the shares beneficially held by the Reporting Person, 20,080 shares are held by the Reporting Person’s spouse, 20,979 are held jointly with the Reporting Person’s spouse, 69,141 are held directly by the Reporting Person and 109,163 shares are held jointly with the Reporting Person’s son.

(c)           In the past sixty days, the Reporting Person has not purchased or sold any shares of the Issuer.

(d)           Not Applicable

(e)           Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

[Remainder of page left blank, signature page follows]

CUSIP NO: 523251 10 6	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 7, 2010.

/s/ Ramanathan Periakaruppan
Ramanathan Periakaruppan